SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2004

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated August 6, 2004

2.	Interim Report to Shareholders for the Three Months ended June 30, 2004

NEWS RELEASE

For Immediate Release
Thursday, August 5, 2004
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH REPORTS EXCELLENT SECOND QUARTER EARNINGS; STRONG OSB MARKET AND
RECENT ACQUISITION DRIVE RESULTS

($ millions, except per share data)	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Sales	241.1	106.2	431.7	213.6
Operating earnings	120.2	12.7	211.1	28.9
Unrealized foreign exchange gain (loss) on long-term debt	(0.1)	33.9	(5.8)	64.8
Net Income	71.4	27.6	51.6	53.7
Earnings: $ per share	4.87	1.90	3.52	3.69
EBITDA (1)	133.0	20.2	237.4	45.0
Cash flow from operations (2)	149.6	31.3	194.6	9.2

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization, plus other income.

(2)	Cash provided by operations after changes in non-cash working capital.

Vancouver, British Columbia - Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported record results for the quarter ended June 30, 2004.

The company generated net income of $71.4 million or $4.87 per share for the second quarter of 2004 compared to $27.6 million or $1.90 per share for the second quarter of 2003. The significant increase in profitability is explained by the continued strength in the market for oriented strand board (OSB) and the successful integration of Voyageur Panel Limited (Voyageur operation) which was acquired on May 19, 2004. The Voyageur acquisition was financed with a combination of existing cash on hand and the issue of US$110 million in Senior Unsecured Notes. The company generated quarterly operating earnings of $120.2 million on sales of $241.1 million for the three months ended June 30, 2004 compared to operating earnings of $12.7 million on sales of $106.2 million in the same period of 2003. Second quarter sales increased by $134.9 million (127.0%) compared to the second quarter of 2003, due to considerably higher OSB prices and a 19.7% increase in OSB shipments. EBITDA, defined as operating earnings before amortization plus other income, for the quarter was $133.0 million compared to $20.2 million in the same period last year.

For the six months ended June 30, 2004 the company had operating earnings of $211.1 million compared to $28.9 million in 2003. EBITDA for the six months ended June 30, 2004 was $237.4 million compared to $45.0 million in 2003. The substantial improvement in operating results is attributable to significant increases in OSB shipment volume and pricing. Despite the record operating results, net income decreased by $2.1 million compared to 2003. The significant increase in operating earnings in 2004 was substantially offset by a $106.2 million one-time cost associated with the refinancing of the company’s long-term debt during the first quarter. In 2004, the company also recognized a $5.8 million foreign exchange loss on its long-term debt compared to a gain of $64.8 million in 2003. Net income for the six months ended June 30, 2004 was $51.6 million or $3.52 per share compared to $53.7 million or $3.69 per share in 2003.

Cash provided by operations (after changes in non-cash working capital) during the quarter was $149.6 million compared to $31.3 million in the second quarter of 2003. Cash provided by operations (after changes in non-cash working capital) for the six months ended June 30, 2004 was $194.6 million compared to $9.2 million in 2003. Ainsworth had a cash balance of $100.0 million at June 30, 2004 compared to $60.6 million at March 31, 2004, $194.1 million at December 31, 2003 and $86.6 million at June 30, 2003.

“Our second quarter results illustrate the earnings potential of our excellent OSB assets”, said Brian Ainsworth, Chairman and Chief Executive Officer. “The acquisition of Voyageur has further strengthened our position in the North American structural panel market. Together with the strong financial results realized from our western operations, this acquisition has us well positioned for continued growth. While OSB prices have retracted from the record levels experienced during the quarter, we remain encouraged by the continued strength in North American homebuilding and we expect that OSB demand will continue to be strong in the near term.”, Mr. Ainsworth added.

Ainsworth will hold a conference call at 8:00 A.M. PST (11:00 A.M. EST) on Friday, August 6, 2004 to discuss the company’s second quarter results. To access the conference call, listeners should dial 1-800-440-1782 (reservation number 21203982). For those unable to participate in the live call, a recording of the call will be available until August 13, 2004 and can be accessed at 1-800-558-5253 (reservation number 21203982).

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 2.0 billion square feet (3/8” basis) of oriented strand board (OSB), 155 million square feet of specialty overlaid plywood, and 55 million board feet of lumber. In Alberta, its operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., its operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford. In Ontario, its operations include an OSB plant at Barwick.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca

Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

Robb Pelwecki
Manager, Corporate Reporting
robb.pelwecki@ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Consolidated Balance Sheets
(In thousands of dollars)

	June 30	December 31
	2004	2003
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$100,042	$194,054
Accounts receivable, net of allowance for doubtful accounts of $320 (2003 - $542)	51,478	30,242
Inventories	57,303	53,153
Investment tax credit recoverable	—	30,060
Prepaid expenses	3,077	3,433

	211,900	310,942
CAPITAL ASSETS	447,042	293,502
OTHER ASSETS	26,128	23,277
GOODWILL (Note 3)	91,022	—

	$776,092	$627,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	26,544	17,985
Accrued liabilities	15,059	29,776
Income taxes payable	33,007	3,494
Current portion of long term debt (Note 4)	388	250

	74,998	51,505
REFORESTATION OBLIGATION	4,551	4,802
LONG TERM DEBT (Note 4)	417,690	352,227
FUTURE INCOME TAXES	53,100	47,396

	550,339	455,930

SHAREHOLDERS’ EQUITY
Capital stock (Note 5)	55,827	53,110
Contributed surplus	—	118
Retained earnings	169,926	118,563

	225,753	171,791

	$776,092	$627,721

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except per share data) Unaudited

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
SALES (Note 2)	$241,090	$106,236	$431,722	$213,564

COSTS AND EXPENSES
Costs of products sold (Note 2)	105,206	82,023	191,424	160,910
Selling and administration	4,900	4,405	10,016	8,518
Amortization of capital assets	10,832	7,075	19,146	15,238

	120,938	93,503	220,586	184,666

OPERATING EARNINGS	120,152	12,733	211,136	28,898
FINANCE EXPENSE
Interest	(6,512)	(12,842)	(16,900)	(26,623)
Amortization of finance costs	(396)	(1,219)	(1,257)	(2,411)
Loss on repurchase of long term debt (Note 4)	—	—	(106,198)	—

	(6,908)	(14,061)	(124,355)	(29,034)
OTHER INCOME	2,018	362	7,076	830
FOREIGN EXCHANGE (LOSS) GAIN ON LONG TERM DEBT	(104)	33,864	(5,786)	64,773

INCOME BEFORE INCOME TAXES	115,158	32,898	88,071	65,467
INCOME AND LARGE CORPORATION TAX EXPENSE	43,756	5,276	36,465	11,727

NET INCOME	71,402	27,622	51,606	53,740
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	98,767	21,031	118,563	(5,087)
REPURCHASE OF CAPITAL STOCK (Note 5)	(243)	—	(243)	—

RETAINED EARNINGS, END OF PERIOD	$169,926	$48,653	$169,926	48,653

Basic and diluted earnings per share	$4.87	$1.90	$3.52	$3.69

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$71,402	$27,622	$51,606	$53,740
Amounts not requiring an outlay of cash
Amortization of capital assets	10,832	7,075	19,146	15,238
Amortization of financing costs	213	644	685	1,273
Amortization of debt discount	179	213	323	422
Amortization of consent and commitment fees	4	362	249	803
Foreign exchange loss (gain) on long term debt	104	(33,864)	5,786	(64,773)
Loss on repurchase of long term debt	—	—	106,198	—
Non-cash stock-based compensation	—	(210)	2,640	(210)
(Gain) loss on disposal of capital assets	(14)	6	(25)	13
Change in non-current reforestation obligation	(662)	(711)	(252)	(6)
Future income taxes	(26,903)	5,687	(34,476)	11,783
Change in non-cash operating working capital	94,433	24,486	42,695	(9,093)

	149,588	31,310	194,575	9,190

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on Issuance of Senior Unsecured Notes	136,359	—	417,507	—
Financing costs on Issuance of Senior Unsecured Notes	(4,411)	—	(10,406)	—
Repurchase of Senior Secured Notes	—	—	(451,305)	—
Repurchase of Common shares	(284)	—	(284)	—
Decrease in capital lease obligations	(94)	595	(162)	584

	131,570	595	(44,650)	584

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Investment in Voyageur Panel Limited	(284,551)	—	(284,551)	—
Acquisition of cash of Voyageur Panel Limited	51,143	—	51,143	—
Additions to capital assets	(3,848)	(1,923)	(5,613)	(3,803)
(Increase) decrease in other assets	(4,455)	(321)	(4,956)	455
Proceeds on disposal of capital assets	26	3	40	16

	(241,685)	(2,241)	(243,937)	(3,332)

NET CASH INFLOW (OUTFLOW)	39,473	29,664	(94,012)	6,442
CASH, BEGINNING OF PERIOD	60,569	56,973	194,054	80,195

CASH, END OF PERIOD	$100,042	$86,637	$100,042	$86,637

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$9,350	$4,972	$35,259	$27,590

Income taxes paid	$2,479	$279	$8,813	$508

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except as disclosed in Note 2. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

2.	CHANGE IN ACCOUNTING PRESENTATION

The Company has presented freight and other distribution costs as part of costs of products sold in the statement of operations and reclassified prior periods’ presentation accordingly. Previously these costs were presented as a reduction of sales in accordance with industry practice at the time. The effect of the change was to increase sales and cost of sales by $19.4 million for the three months ended June 30, 2004 (2003 – $14.9 million) and increase sales and costs of products sold by $35.3 million for the six months ended June 30, 2004 (2003 – $31.0 million).

3.	ACQUISITION OF VOYAGEUR PANEL LIMITED

On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of US$206.7 million (CDN$284.5 million) paid in cash. The vendors are also entitled to additional future consideration, to a maximum of US$10 million, based on realization of oriented strand board sales prices and volumes at Voyageur between closing the transaction and December 31, 2004. This additional consideration will be accrued as a cost of the acquisition if and when the performance criteria are met.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

3.	ACQUISITION OF VOYAGEUR PANEL LIMITED (Continued)

The acquisition of Voyageur has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are preliminary and may be adjusted when additional information on asset and liability valuations become available:

Current assets	$74,954
Other assets	1,170
Capital Assets	167,086

Total assets acquired	243,210

Current liabilities	9,470
Future income taxes	40,179
Other long term liabilities	32

Total liabilities acquired	49,681

Net identifiable assets acquired	193,529
Goodwill	91,022

Total purchase price	$284,551

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

4.	LONG TERM DEBT

On March 3, 2004, the Company completed a refinancing of its Senior Secured Notes and issued US$210 million 6.75% Senior Unsecured Notes. Together with its existing cash balance, the Company utilized the proceeds from the notes to repurchase US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% notes realizing a total loss of $106.2 million. The loss is comprised of a $15.5 million write-off of deferred financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million.

On May 19, 2004, the Company issued US$110 million 6.75% Senior Unsecured Notes at a discount of US$11 million. Financing costs of $4.4 million relating to this debt have been deferred in other assets and amortized over the term of the debt.

The details of the outstanding long term debt at June 30, 2004 are as follows:

U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	$280,098
U.S.$110,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	146,718
U.S.$2,351,000 Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	3,136
U.S.$2,000,000 Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	2,668
Capital lease obligations	388

433,008
Unamortized deferred debt discount	(14,930)

418,078
Current portion	(388)

$417,690

On March 15, 2004, the Company established a $50,000,000 revolving credit facility with interest rates of prime plus 0.5% or the bankers’ acceptance rate plus 2.0%. At June 30, 2004 this facility was unutilized.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

5.	CAPITAL STOCK

On March 29, 2004, the Company issued 95,116 common shares to the holders of 107,500 Class B common shares issued on June 25, 1999 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares. As at June 30, 2004, there are no issued and outstanding Class B common shares.

On June 29, 2004, the Company repurchased 10,924 common shares at a purchase price of $26.03 per share. The excess of $0.2 million between the purchase price and the weighted average cost was charged to retained earnings.

6.	BENEFIT PLANS

The expense for the Company’s retirement benefit plans is as follows:

	Three Months ended June 30		Six Months ended June 30
	2004	2003	2004	2003
Defined Benefit Plans	$274	$410	$610	$732
Contribution to Group RRSP Plans	333	291	658	607

Pension Expense	$607	$701	$1,268	$1,339

AINSWORTH LUMBER CO. LTD.
Other Information

	June 30, 2004	June 30, 2003
Selected Balance Sheet Items ($000’s)
Cash	$100,042	$86,637
Total assets	$776,092	$548,638
Total debt	$418,078	$376,612
Shareholders’ equity	$225,753	$101,901

		Three Months ended June 30		Six months ended June 30
		2004	2003	2004	2003
Reconciliation of Net Income to EBITDA ($000’s)
Net Income		$71,402	$27,622	$51,606	53,740
Add:	Depreciation and amortization	10,832	7,075	19,146	15,238
	Finance expense	6,908	14,061	124,355	29,034
	Income and large corporation tax expense	43,756	5,276	36,465	11,727
	Unrealized foreign exchange (gain) loss	104	(33,864)	5,786	(64,773)

EBITDA {Note 1}		$133,002	$20,170	$237,358	$44,966

Product Sales ($000’s)
OSB		$207,401	$84,531	371,622	$167,352
Plywood		29,566	17,592	52,371	37,053
Veneer		3,180	3,467	5,942	7,147
Lumber		—	141	—	925
Chips		943	505	1,787	1,087

		$241,090	$106,236	$431,722	$213,564

Geographic Sales Distribution ($000’s)
Canada		$34,264	$19,805	62,764	$41,605
USA		197,426	76,620	348,058	153,148
Europe		2,054	1,924	4,454	4,424
Asia		7,346	7,887	16,446	14,387

		$241,090	$106,236	431,722	$213,564

Product Shipment Volumes
OSB	(msf-3/8")	393,416	328,706	754,988	652,874
Plywood	(msf-3/8")	40,405	26,105	75,240	56,588
Veneer	(msf-3/8")	12,858	13,904	23,559	28,193
Lumber	(mfbm)	—	394	—	2,447
Chips	(BDUs)	9,612	7,224	19,333	16,466
Production Volumes
OSB	(msf-3/8")	407,535	329,014	753,806	656,317
Plywood	(msf-3/8")	36,741	27,721	74,241	58,046
Veneer	(msf-3/8"){Note 2}	49,584	40,387	99,683	90,681
Lumber	(mfbm)	—	—	—	—
Chips	(BDUs)	9,612	7,224	19,333	16,466

Note 1:	EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus other income.

Note 2:	includes transfer volumes to Savona (for plywood production)

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED JUNE 30, 2004

LETTER TO SHAREHOLDERS

Dear fellow shareholders:

Driven by favourable North American homebuilding fundamentals, market conditions for OSB continued to be very positive throughout the second quarter. These market conditions allowed us to generate record earnings and successfully complete the acquisition of Voyageur Panel Limited (Voyageur) on May 19th. The acquisition has considerably enhanced the company’s position in the North American structural panel market. While the acquisition added considerable OSB production capacity to Ainsworth, we also realized significant production gains at our other operations during the quarter.

Results of Operations

For the three months ended June 30, 2004 the company generated income before income taxes and foreign exchange loss on US-dollar denominated debt of $115.3 million compared to a loss before income taxes and unrealized foreign exchange gain on US-dollar denominated debt of $1.0 million in the same period of 2003. Operating earnings in the second quarter of 2004 were up by $107.5 million compared to the second quarter of 2003 primarily as a result of continued strength in OSB pricing and increased shipments of OSB. After accounting for income taxes and the foreign exchange gain (loss) on US-dollar denominated debt, net income increased significantly compared to the second quarter of 2003, from $27.6 million in 2003 to $71.4 million in 2004. Net income for the six months ended June 30, 2004 was $51.6 million compared to $53.7 million in 2003. Despite the record operating results, net income decreased by $2.1 million compared to 2003. The significant increase in operating earnings in 2004 was substantially offset by a $106.2 million one-time cost associated with the refinancing of the company’s long-term debt. In 2004, the company also recognized a $5.8 million foreign exchange loss on its long-term debt compared to a gain of $64.8 million in 2003.

Operating earnings before amortization of capital assets plus other income (EBITDA) for the second quarter of 2004 was $133.0 million compared to $20.2 million in 2003. EBITDA for the six months ended June 30, 2004 was $237.4 million compared to $45.0 million for the same period in 2003. The significant increase in EBITDA for the three and six month periods ended June 30, 2004 was driven by unprecedented pricing of OSB together with continued increases in OSB production capacity.

Sales Revenue

Sales in the second quarter of 2004 were $241.1 million compared to $190.6 million in the preceding quarter and $106.2 million in the second quarter of 2003. The increase in sales is explained primarily by the strength of OSB prices together with a significant increase in OSB shipment volume. Compared to the same period of 2003, the company’s average OSB sales price increased by 105% while OSB shipments increased by 19.7%. OSB sales during the quarter were $207.4 million compared to $84.5 million in 2003, representing an increase of $122.9 million (145%). Plywood sales increased by $12.0 million from $17.6 million in the second quarter of 2003 to $29.6 million in 2004. For the six months ended June 30, 2004 sales increased by $218.1 million compared to the same period in 2003. The substantial increase is driven primarily by the increase in OSB prices compared to 2003 together with a 19.7% increase in OSB shipment volume.

Acquisition of Voyageur Panel Limited

On May 19, 2004 the company completed the acquisition of Voyageur for a purchase price of CDN$284.5 million (US$206.7 million). Voyageur owns and operates an OSB facility located in Barwick, Ontario. The mill has a current annual production capacity of 440 million square feet and is currently operating under the name of Ainsworth Engineered Corp. The integration of Voyageur is well underway and has been successful to date. The Barwick facility has significantly increased the company’s presence in the North American OSB market and has provided the company with both product and geographic diversification.

Cash Flow and Financial Position

Cash provided by operations, after changes in non-cash working capital, was $149.6 million for the second quarter of 2004 compared to cash provided by operations, after changes in non-cash working capital of $31.3 million in the second quarter of 2003. Cash provided by operations, after changes in non-cash working capital for the six months ended June 30, 2004 was $194.6 million compared to $9.2 million for the same period in 2003. The substantial increase in cash generated from operations resulted from the significant increase in OSB prices and shipments compared to 2003.

During the quarter, the company invested $241.7 million in capital assets compared to $2.2 million in 2003. On May 19, 2004 the company completed the acquisition of Voyageur for a purchase price of CDN$284.5 million (US$206.7 million). During the quarter the company made capital expenditures totaling $3.8 million compared to $1.9 million in 2003. For the six months ended June 30, 2004 the company utilized $243.9 million in investing activities compared to $3.3 million in 2003. The majority of the investing activities in 2004 related to the acquisition of Voyageur. Capital expenditures for the six months ended June 30, 2004 were $5.6 million compared to $3.8 million in 2003.

The company financed the acquisition of Voyageur with the combination of its existing cash on hand and the issue of US$110 million 6.75% Senior Unsecured Notes. Net cash flows generated from financing activities in the quarter totaled $131.6 million compared to $0.6 million during the second quarter of 2003. For the six months ended June 30, 2004, the company utilized $44.7 million in financing activities which is represented by the refinancing of the company’s senior secured notes in the first quarter of 2004 together with the issue of US$110 million in Senior Unsecured Notes to finance the purchase of Voyageur.

At June 30, 2004 the company had $100.0 million in cash and cash equivalents compared to $60.6 million at March 31, 2004 and $194.1 million at December 31, 2003.

Outlook

With continued focus on productivity improvement at each our facilities, we expect to increase the volume of engineered wood products delivered to our customers. While there was significant variation in OSB pricing during the quarter, we anticipate that OSB demand and pricing will remain positive due to the strength of the homebuilding market and the relatively low level of inventories in the field. The acquisition of the Barwick mill, together with the strong OSB prices has positioned us well for continued growth.

August 10, 2004

On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.

Brian E. Ainsworth
Chairman and Chief Executive Officer

Forward-looking statements in this interim repot to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended June 30, 2004

This management’s discussion and analysis is presented as at August 10, 2004. Additional information relating to the company, including the company’s annual information form, is available on SEDAR at www.sedar.com.

Overview

On May 19, 2004 the company completed the acquisition of Voyageur Panel Limited (Voyageur) for a purchase price of CDN$284.5 million (US$206.7 million). Voyageur owns and operates an OSB facility located in Barwick, Ontario which has a current annual production capacity of 440 million square feet. The operating results of Voyageur are included in the statement of operations from the date of acquisition.

For the three months ended June 30, 2004 total sales increased by $134.9 million or 127.0% compared to the same period in 2003. The significant increase in sales is attributable to a 105% increase in OSB prices and a 19.7% increase in OSB shipment volume. OSB sales in the three-month period were $207.4 million compared to $84.5 million for the three months ended June 30, 2003.

Operating earnings before amortization of capital assets plus other income (EBITDA) was $133.0 million compared to $20.2 million in the second quarter of 2003. The increase in operating earnings and EBITDA was primarily a result of the higher OSB prices realized and increased product shipment volumes.

Income before income taxes and unrealized foreign exchange (loss) gain on US-dollar denominated debt in the second quarter was $115.3 million compared to a loss of $1.0 million in the same period of 2003. After accounting for income taxes and the unrealized foreign exchange (loss) gain on US-dollar denominated debt, net income was $71.4 million compared to net income of $27.6 million in 2003. The increase in net income was primarily due to a $108.2 million increase in operating earnings partially offset by the foreign exchange loss on US-dollar denominated debt of $0.1 million in 2004 compared to a gain of $33.9 million in 2003.

Review of Operating Results

(in millions, except per share data)	Q2-04	Q1-04	Q4-03	Q3-03	Q2-03	Q1-03	Q4-02	Q3-02
Sales	241.1	190.6	173.6	155.8	106.2	107.3	101.1	104.5
Operating earnings	120.2	91.0	67.4	59.0	12.7	16.2	3.7	7.9
Foreign exchange gain (loss) on long-term debt	(0.1)	(5.6)	12.8	(0.7)	33.9	30.9	2.7	(20.0)
Net Income (loss)	71.4	(19.8)	41.0	28.9	27.6	26.1	(10.9)	(19.4)
Earnings (loss): $ per share	4.87	(1.36)	2.82	1.99	1.90	1.80	(0.75)	(1.33)
EBITDA(1)	133.0	104.4	89.2	67.3	20.2	24.8	12.5	19.6
Cash flow from operations(2)	149.6	45.0	77.8	46.7	31.3	(22.1)	1.6	5.5
Outstanding shares	14.6	14.7	14.6	14.6	14.6	14.5	14.5	14.5

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets plus other income. We have presented EBITDA as we believe that, in addition to net income (loss), EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures.

(2)	Cash provided by operations after changes in non-cash working capital.

Financial Highlights

Sales for the three months ended June 30, 2004 were $241.1 million compared to $106.2 million in 2003. The increase in sales is primarily attributable to the significant increase in OSB prices and shipments compared to the same period in 2003.

OSB sales of $207.4 million were $122.9 million higher than OSB sales of $84.5 million in the second quarter of 2003. Compared to the same period of 2003 the company’s average OSB sales price increased by 105% while shipments increased by 19.7%. Plywood shipments increased by 54.8% compared to the second quarter of 2003 resulting in a $12.0 million increase in sales. OSB sales amounted to approximately 86% of the company’s total sales in the second quarter of 2004 compared to 80% in the second quarter of 2003.

Cost of products sold in the second quarter of 2004 was $105.2 million compared to $82.0 million in 2003. The $23.2 million increase in cost of products sold is primarily attributable to the increase in OSB cost of products sold which was $85.2 million compared to $66.4 million during the same period of 2003. The significant increase in OSB costs is explained by the addition of the Barwick OSB facility resulting in significant portion of the 19.7% increase in OSB shipments and an 8.8% increase in average per unit OSB production cost. The increase in OSB production costs is primarily attributable to an increase in wood costs at each of our Alberta OSB facilities where wood costs are driven partly by OSB prices. Plywood and veneer cost of products sold increased by $4.4 million to $20.0 million during the quarter as a result of increased shipment volumes.

Selling and administration expenses were $4.9 million compared to $4.4 million in the second quarter of 2003.

Amortization of capital assets in the second quarter of 2004 was $10.8 million compared to $7.1 million in 2003. The increase in amortization is primarily due to amortization of the capital assets of the Barwick OSB facility which was acquired during the quarter.

Interest expense totaled $6.5 million for the quarter, representing a reduction of $6.3 million compared to the second quarter of 2003. The significant decrease in interest expense is primarily attributable to the refinancing of the company’s senior secured notes during the first quarter. As a result of the refinancing, the average outstanding indebtedness and the interest rate declined compared to the second quarter of 2003.

Other income of $2.0 million increased by $1.6 million compared to the second quarter of 2003.

During the quarter, the company recognized an unrealized foreign exchange loss associated with US-dollar denominated debt of $0.1 compared to a gain of $33.9 million in the same period of 2003. The significant gain in 2003 reflected the appreciation of the Canadian dollar relative to the US dollar during the second quarter of 2003.

Income tax expense for the quarter was $43.8 million compared to $5.3 million in the second quarter of 2003. The significant increase in tax expense is explained by improved profitability compared to 2003.

Operating Highlights

During the quarter, OSB production volume increased by 23.9% compared to the second quarter of 2003, from 329 million square feet (3/8” basis) in 2003 to 408 million square feet in 2004. The increase in production volume is primarily attributable to the addition of the Barwick OSB facility combined with continued improvement in production at the High Level and Grande Prairie facilities. High Level’s production increased by 22.9% compared to the second quarter of 2003 while production at Grande Prairie increased by 9.5%.

Plywood production in the second quarter of 2004 was 32.6% higher than 2003. The significant increase in plywood production is due to the strong demand for commodity sheathing plywood and specialty overlaid plywood.

Veneer production increased by 22.8% during the quarter primarily due to increased demand at our Savona plywood plant.

Our finger-joined lumber facility, located at Abbotsford, B.C., continued to be closed during the quarter due to market conditions.

Cash Flow and Liquidity

Cash provided by operations, after changes in non-cash working capital, was $149.6 million for the second quarter of 2004 compared to $31.3 million in 2003. The substantial increase was due to higher operating earnings arising from the strength of the OSB market compared to 2003 and the increase in product shipment volumes.

During the quarter, the company invested $241.7 million in capital assets. On May 19, 2004 the company completed the acquisition of Voyageur which included $51.1 million in cash for a purchase price of CDN$284.5 million (US$206.7 million). The company also made capital expenditures during the quarter totaling $3.8 million compared to $1.9 million in 2003.

The company financed the acquisition of Voyageur with the combination of its existing cash on hand and the issue of US$110 million 6.75% Senior Unsecured Notes. Net cash flows from financing activities were $131.6 million compared to $0.6 million during the second quarter of 2003.

At June 30, 2004 the company had $100.0 million in cash and cash equivalents compared to $60.6 million at March 31, 2004 and $194.1 million at December 31, 2003. The Company expects to fund its ongoing operations and future capital expenditures from cash generated by operations, its existing credit facilities, and the balance of its cash.

Contractual Obligations

The following table summarizes the timing of payments for which we have contractual and legal obligations as of June 30, 2004:

		Payment due by Period
		Less than			After
Contractual Obligation	Total	1 year	2-3 years	4-5 years	5 years
			(in thousands of dollars)
Senior Notes, principal and interest	$709,005	$14,657	$58,774	$64,186	$571,388
Capital Lease Obligations	483	136	347	—	—
Operating Lease Obligations	3,597	1,368	2,011	218	—

Related Party Transactions

During the quarter, the company paid thirty thousand to a company owned by officers of the company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

At June 30, 2004 a total of four hundred eight five thousand was due from a company controlled by a director of the company.

Critical Accounting Policies

Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.

Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

Goodwill. Goodwill represents the excess of the purchase price of Voyageur over the fair values of the identifiable assets acquired and liabilities assumed. The company will test for impairment of goodwill on an annual basis and at any other time if events occur or circumstances change that would more likely than not reduce the fair value of Voyageur below its carrying amount. Circumstances that could trigger an impairment test include a significant adverse change in the business climate or legal factors, an adverse action or assessment by a regulator, or other unanticipated events. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess will be recorded in net income (loss).

Loss contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

Valuation of Long-Lived Assets. On a quarterly basis, we review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We reviewed the carrying values of our capital assets, including construction in progress, at June 30, 2004, and believe that our reported values are reasonable based on the current circumstances.

Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

Outlook

OSB prices peaked at record levels in April and softened from there. Despite the lower prices, profitability remains strong and North American homebuilding fundamentals remain healthy. Given the relatively low field inventories of OSB we expect that OSB demand and pricing will remain strong in the near term. The recent acquisition of the Barwick mill together with the excellent OSB pricing environment should allow the company to continue to generate good financial results.

AINSWORTH LUMBER CO. LTD.
Consolidated Balance Sheets
(In thousands of dollars)

	June 30	December 31
	2004	2003
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$100,042	$194,054
Accounts receivable, net of allowance for doubtful accounts of $320 (2003 – $542)	51,478	30,242
Inventories	57,303	53,153
Investment tax credit recoverable	—	30,060
Prepaid expenses	3,077	3,433

	211,900	310,942

CAPITAL ASSETS	447,042	293,502
OTHER ASSETS	26,128	23,277
GOODWILL (Note 3)	91,022	—

	$776,092	$627,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	26,544	17,985
Accrued liabilities	15,059	29,776
Income taxes payable	33,007	3,494
Current portion of long term debt (Note 4)	388	250

	74,998	51,505
REFORESTATION OBLIGATION	4,551	4,802
LONG TERM DEBT (Note 4)	417,690	352,227
FUTURE INCOME TAXES	53,100	47,396

	550,339	455,930

SHAREHOLDERS’ EQUITY
Capital stock (Note 5)	55,827	53,110
Contributed surplus	—	118
Retained earnings	169,926	118,563

	225,753	171,791

	$776,092	$627,721

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except per share data) Unaudited

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
SALES (Note 2)	$241,090	$106,236	$431,722	$213,564

COSTS AND EXPENSES
Costs of products sold (Note 2)	105,206	82,023	191,424	160,910
Selling and administration	4,900	4,405	10,016	8,518
Amortization of capital assets	10,832	7,075	19,146	15,238

	120,938	93,503	220,586	184,666

OPERATING EARNINGS	120,152	12,733	211,136	28,898

FINANCE EXPENSE
Interest	(6,512)	(12,842)	(16,900)	(26,623)
Amortization of finance costs	(396)	(1,219)	(1,257)	(2,411)
Loss on repurchase of long term debt (Note 4)	—	—	(106,198)	—

	(6,908)	(14,061)	(124,355)	(29,034)

OTHER INCOME	2,018	362	7,076	830
FOREIGN EXCHANGE (LOSS) GAIN ON LONG TERM DEBT	(104)	33,864	(5,786)	64,773

INCOME BEFORE INCOME TAXES	115,158	32,898	88,071	65,467
INCOME AND LARGE CORPORATION TAX EXPENSE	43,756	5,276	36,465	11,727

NET INCOME	71,402	27,622	51,606	53,740
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	98,767	21,031	118,563	(5,087)
REPURCHASE OF CAPITAL STOCK (Note 5)	(243)	—	(243)	—

RETAINED EARNINGS, END OF PERIOD	$169,926	$48,653	$169,926	$48,653

Basic and diluted earnings per share	$4.87	$1.90	$3.52	$3.69

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$71,402	$27,622	$51,606	$53,740
Amounts not requiring an outlay of cash
Amortization of capital assets	10,832	7,075	19,146	15,238
Amortization of financing costs	213	644	685	1,273
Amortization of debt discount	179	213	323	422
Amortization of consent and commitment fees	4	362	249	803
Foreign exchange loss (gain) on long term debt	104	(33,864)	5,786	(64,773)
Loss on repurchase of long term debt	—	—	106,198	—
Non-cash stock-based compensation	—	(210)	2,640	(210)
(Gain) loss on disposal of capital assets	(14)	6	(25)	13
Change in non-current reforestation obligation	(662)	(711)	(252)	(6)
Future income taxes	(26,903)	5,687	(34,476)	11,783
Change in non-cash operating working capital	94,433	24,486	42,695	(9,093)

	149,588	31,310	194,575	9,190

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on Issuance of Senior Unsecured Notes	136,359	—	417,507	—
Financing costs on Issuance of Senior Unsecured Notes	(4,411)	—	(10,406)	—
Repurchase of Senior Secured Notes	—	—	(451,305)	—
Repurchase of Common shares	(284)	—	(284)	—
Decrease in capital lease obligations	(94)	595	(162)	584

	131,570	595	(44,650)	584

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Investment in Voyageur Panel Limited	(284,551)	—	(284,551)	—
Acquisition of cash of Voyageur Panel Limited	51,143	—	51,143	—
Additions to capital assets	(3,848)	(1,923)	(5,613)	(3,803)
(Increase) decrease in other assets	(4,455)	(321)	(4,956)	455
Proceeds on disposal of capital assets	26	3	40	16

	(241,685)	(2,241)	(243,937)	(3,332)

NET CASH INFLOW (OUTFLOW)	39,473	29,664	(94,012)	6,442
CASH, BEGINNING OF PERIOD	60,569	56,973	194,054	80,195

CASH, END OF PERIOD	$100,042	$86,637	$100,042	$86,637

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$9,350	$4,972	$35,259	$27,590

Income taxes paid	$2,479	$279	$8,813	$508

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2004 and 2003
(Unaudited)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except as disclosed in Note 2. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

2.	CHANGE IN ACCOUNTING PRESENTATION

The Company has presented freight and other distribution costs as part of costs of products sold in the statement of operations and reclassified prior periods’ presentation accordingly. Previously these costs were presented as a reduction of sales in accordance with industry practice at the time. The effect of the change was to increase sales and cost of sales by $19.4 million for the three months ended June 30, 2004 (2003 — $14.9 million) and increase sales and costs of products sold by $35.3 million for the six months ended June 30, 2004 (2003 — $31.0 million).

3.	ACQUISITION OF VOYAGEUR PANEL LIMITED

On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of US$206.7 million (CDN$284.5 million) paid in cash. The vendors are also entitled to additional future consideration, to a maximum of US$10 million, based on realization of oriented strand board sales prices and volumes at Voyageur between closing the transaction and December 31, 2004. This additional consideration will be accrued as a cost of the acquisition if and when the performance criteria are met.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2004 and 2003
(Unaudited)

3.	ACQUISITION OF VOYAGEUR PANEL LIMITED (Continued)

The acquisition of Voyageur has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are preliminary and may be adjusted when additional information on asset and liability valuations become available:

Current assets	$74,954
Other assets	1,170
Capital Assets	167,086

Total assets acquired	243,210

Current liabilities	9,470
Future income taxes	40,179
Other long term liabilities	32

Total liabilities acquired	49,681

Net identifiable assets acquired	193,529
Goodwill	91,022

Total purchase price	$284,551

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2004 and 2003
(Unaudited)

4.	LONG TERM DEBT

On March 3, 2004, the Company completed a refinancing of its Senior Secured Notes and issued US$210 million 6.75% Senior Unsecured Notes. Together with its existing cash balance, the Company utilized the proceeds from the notes to repurchase US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% notes realizing a total loss of $106.2 million. The loss is comprised of a $15.5 million write-off of deferred financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million.

On May 19, 2004, the Company issued US$110 million 6.75% Senior Unsecured Notes at a discount of US$11 million. Financing costs of $4.4 million relating to this debt have been deferred in other assets and amortized over the term of the debt.

The details of the outstanding long term debt at June 30, 2004 are as follows:

U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	$280,098

U.S.$110,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	146,718

U.S.$2,351,000 Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	3,136

U.S.$2,000,000 Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	2,668

Capital lease obligations	388

433,008
Unamortized deferred debt discount	(14,930)

418,078
Current portion	(388)

$417,690

On March 15, 2004, the Company established a $50,000,000 revolving credit facility with interest rates of prime plus 0.5% or the bankers’ acceptance rate plus 2.0%. At June 30, 2004 this facility was unutilized.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2004 and 2003
(Unaudited)

5.	CAPITAL STOCK

On March 29, 2004, the Company issued 95,116 common shares to the holders of 107,500 Class B common shares issued on June 25, 1999 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares. As at June 30, 2004, there are no issued and outstanding Class B common shares.

On June 29, 2004, the Company repurchased 10,924 common shares at a purchase price of $26.03 per share. The excess of $0.2 million between the purchase price and the weighted average cost was charged to retained earnings.

6.	BENEFIT PLANS

The expense for the Company’s retirement benefit plans is as follows:

	Three Months ended June 30		Six Months ended June 30
	2004	2003	2004	2003
Defined Benefit Plans	$274	$410	$610	$732
Contribution to Group RRSP Plans	333	291	658	607

Pension Expense	$607	$701	$1,268	$1,339

AINSWORTH LUMBER CO. LTD.
Other Information

	June 30, 2004	June 30, 2003
Selected Balance Sheet Items ($000’s)
Cash	$100,042	$86,637
Total assets	$776,092	$548,638
Total debt	$418,078	$376,612
Shareholders’ equity	$225,753	$101,901

	Three Months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Reconciliation of Net Income to EBITDA ($000’s)
Net Income	$71,402	$27,622	$51,606	$53,740
Add: Depreciation and amortization	10,832	7,075	19,146	15,238
Finance expense	6,908	14,061	124,355	29,034
Income and large corporation tax expense	43,756	5,276	36,465	11,727
Unrealized foreign exchange (gain) loss	104	(33,864)	5,786	(64,773)

EBITDA {Note 1}	$133,002	$20,170	$237,358	$44,966

Product Sales ($000’s)
OSB	$207,401	$84,531	$371,622	$167,352
Plywood	29,566	17,592	52,371	37,053
Veneer	3,180	3,467	5,942	7,147
Lumber	—	141	—	925
Chips	943	505	1,787	1,087

	$241,090	$106,236	$431,722	$213,564

Geographic Sales Distribution ($000’s)
Canada	$34,264	$19,805	$62,764	$41,605
USA	197,426	76,620	348,058	153,148
Europe	2,054	1,924	4,454	4,424
Asia	7,346	7,887	16,446	14,387

	$241,090	$106,236	$431,722	$213,564

Product Shipment Volumes
OSB (msf-3/8”)	393,416	328,706	754,988	652,874
Plywood (msf-3/8”)	40,405	26,105	75,240	56,588
Veneer (msf-3/8”)	12,858	13,904	23,559	28,193
Lumber (mfbm)	—	394	—	2,447
Chips (BDUs)	9,612	7,224	19,333	16,466

Production Volumes
OSB (msf-3/8”)	407,535	329,014	753,806	656,317
Plywood (msf-3/8”)	36,741	27,721	74,241	58,046
Veneer (msf-3/8”) {Note 2}	49,584	40,387	99,683	90,681
Lumber (mfbm)	—	—	—	—
Chips (BDUs)	9,612	7,224	19,333	16,466

Note 1: EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus other income.

Note 2: includes transfer volumes to Savona (for plywood production)

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet – 3/8” of oriented strand board (OSB), 155 million square feet – 3/8” of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford. In Ontario, the company’s operations include an OSB plant at Barwick.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contact:

Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca

Or

Bruce Rose
General Manager, Corporate Planning
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca

Or

Robb Pelwecki
Manager, Corporate Reporting
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robb.pelwecki@ainsworth.ca

Common shares of Ainsworth Lumber Co. Ltd.
are traded on the Toronto Stock Exchange
under the symbol: ANS

Visit our web-site: www.ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2004

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer